Press Release SR #01-07

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISTRIBUTION
IN THE UNITED STATES

SUTCLIFFE RESOURCES CLOSES ACQUISITION OF RUSSIAN MINERAL PROJECTS

January 11, 2007

Vancouver, British Columbia, Canada: Sutcliffe Resources Ltd. ("SR” or the “Company") (SR – TSX-V), is pleased to announce that it has finalized, through its wholly owned subsidiary, Baykal Gold, the acquisition of a 51% interest in ML Ltd. (“ML”) which owns the Ozherelie and Ykanskoye mineral projects located in the Irkutsk Oblast region of East Siberia, Russia. The Company paid US$10,000,000 to acquire such 51% interest and must incur US$12,000,000 in exploration expenses on the two projects over four years. The 51% interest in ML was acquired from six arm’s length individuals who retain the remaining 49% interest. If a resource calculation prepared as a “C2” calculation under Russian law and indicating a reserve of at least 20 tonnes of gold (approximately 650,000 troy ounces) is received by the Company, the Company will be obligated to pay an additional US$8,000,000 for the remaining 49% interest in ML, giving the Company 100% control of the two projects.

In accordance with the subscription receipt agreement between the Company, Kingsdale Capital Markets Inc. (the “Agent”) and Computershare Trust Company of Canada, the 21,590,000 subscription receipts issued at the first closing on December 21, 2006 of the Company’s offering (the “Offering”) of up to 25,000,000 subscription receipts and common shares have been exercised for an equivalent number of common shares of the Company for no additional consideration and the funds held in escrow pending the acquisition of ML Ltd. have been released to the Company.

The Company is also pleased to announce that the Agent has exercised its over allotment option to sell an additional 5,000,000 common shares of the Company and intends to close the remaining portion of the Offering and the over allotment on Monday January 15, 2007 which will result in gross proceeds to the Company of $8,410,000 and total gross proceeds raised by the Company under the Offering of $30,000,000.

The Company intends to use the net proceeds of the Offering remaining after the acquisition of the 51% interest in ML Ltd. and paying the costs associated with the exploration of the Ozherelie and Ykanskoye mineral projects to finance the exploration of the Company’s wholly-owned Elvenie and Tumannoye gold projects located in Chukotka Autonomous Okrug in the Russian Far East. Any remaining net proceeds will be used for working capital and general corporate purposes.

Further details concerning the Elvenie, Tumannoye, Ozherelie and Ykanskoye mineral projects were detailed in the Company’s news release issued on December 22, 2006 which can be accessed at www.sedar.com.

The subscription receipts and the common shares being sold under the Offering and the common shares issued on the exercise of the subscription receipts have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

About Sutcliffe Resources

Sutcliffe Resources is a gold exploration company whose primary focus is to become a mid-tier gold producer through the advancement of its gold exploration properties in the Russian Federation. In addition, Sutcliffe’s management will continue to evaluate acquisition opportunities within the Russian Federation. Sutcliffe’s philosophy is to unlock shareholder value in a socially and environmentally responsible manner.

For more information please contact:

Robert Maddigan
Director

420-625 Howe Street, Vancouver, British Columbia CANADA V6C 2T6
Tel.: 604.608.0223 - Fax: 604.608.0344 - North America Toll-free: 1.877.233.2244

Sutcliffe Resources Ltd.
Phone: (604) 608 0223
Fax: (604) 608 0344
Email: bmaddigan@sutclifferesources.com

Forward-looking statements - statements included in this news release that are not historical facts may be considered "forward-looking statements". All estimates and statements that describe the Company's objectives, goals or future plans are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties where actual results could differ materially from those currently anticipated.

The TSX Venture Exchange has not reviewed and does not
accept responsibility for the adequacy or accuracy of this release.

420-625 Howe Street, Vancouver, British Columbia CANADA V6C 2T6
Tel.: 604.608.0223 - Fax: 604.608.0344 - North America Toll-free: 1.877.233.2244